SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 29, 2002

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
(Exact name of registrant as specified in its charter)

TELESP HOLDING COMPANY
(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21º andar
Sao Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp Announces the General Shareholders’ Meeting” dated November 29, 2002.

[LOGO]
TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP
Announces the General Shareholders’ Meeting

November 29, 2002 (2 pages)

For more information, contact:

Charles E. Allen
TELESP, São Paulo, Brazil
Tel.:       (55-11) 3549-7200
Fax:       (55-11) 3549-7202
E-mail:  callen@telesp.com.br
URL:     www.telefonica.net. b

(São Paulo - Brazil), (November 29, 2002) - The management of Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP), announces the General Shareholders’ Meeting to be held on December 30, 2002, at 12:00, at the Company’s headquarters located on Rua Martiniano de Carvalho 851, 21st floor, Bela Vista, in the capital of the State of São Paulo, to discuss the following agenda:

Approval of the reform and consolidation of the Company’s by-laws with the following objectives:

a)
Modify the heading of the article 20 and its first paragraph that is about the management positions, in order to: extinguish the position of the Executive Vice-Presidency of Operations; modify the denomination of the Vice-Presidency of Strategic Planning to Executive Vice-Presidency of Strategic Planning; and to merge the Vice-Presidency of Operations and the Vice-Presidency of Planning and Implementation into the Vice-Presidency of Network, modifying the wording of article 23 to reflect the aforementioned changes;

b)
Modify the heading of article 7 and the 1st paragraph of article 27 in order to adequate them to what is established in the Law 10303/01, giving to it the following wording and the article 26 is thus removed: “Article 7 – The preferred shares do not have voting rights except in the hypothesis established in articles 9 and 10, having them a guaranteed priority in the capital reimbursement, without premium, and being granted to each of them a dividend that is 10% (ten per cent) higher than the one granted to each common share. Single paragraph – The right of full voting will be granted to the preferred shares in case the Company does not pay said minimum dividends for 3 (three) consecutive fiscal years, a right that will be granted until the payment of those dividends.”; “Article 27 – The Board of Directors, along with the financial statements, will present to the General Shareholders’ Meeting proposals about: (i) the participation of workers and the management in the Company’s profits and (ii) full destination of the net profits. 1st Paragraph – Of the net income of the year: (i) 5% (five per cent) will be used as legal reserve, aiming to secure the material integrity of the capital stock, limited to 20% (twenty per cent) of the capital stock; (ii) 25% (twenty five per cent) of

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the net profit adjusted as stated in items II and III of article 202 of the Law 6404/76, will be obligatorily distributed as minimum obligatory dividend among all the shareholders; and (iii) the remaining balance, after the established on the previous items have been granted, will be subject to the destination established by the General Shareholders’ Meeting, based on the proposal of the Board of Directors included in the financial statements. In case the profits reserve is higher than the capital stock, the General Shareholders’ Meeting will debate about the transference of the surplus to either increase of the capital stock or to pay additional dividends to the shareholders. 2nd Paragraph – The dividends which are not claimed within 3 (three) years, counted after the date they were declared, will be reverted in favor of the Company.”

c)	Approve the consolidated Company’s by-laws.

GENERAL INSTRUCTIONS

A)
The corresponding powers-of-attorney for the Meeting must be filed at the headquarters, at Rua Martiniano de Carvalho 851, 16th floor, São Paulo-SP, Secretaria Geral, on business days from Monday to Friday between 09:00 and 18:00 hours, with the deadline set on December 27, 2002 at 12:00 hours;

B)
The shareholders participating in the Stock Exchange Custody Program for Nominal Shares who wish to participate in the referred Meetings shall submit to the Company’s headquarters an abstract of their shareholding position issued by the custodian entity 72 (seventy two) hours before the date of the Meeting;

C)	The relevant information regarding the agenda for discussion is available to all the shareholders in the aforementioned address and time schedule (Law 6404/76, article 135, paragraph 3).

São Paulo, November 29th, 2002

Fernando Xavier Ferreira
Chairman, Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Date: November 29, 2002	By:	/s/ Charles E. Allen
		Name:	Charles E. Allen
		Title:	Investor Relations Director